Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-20

Silver North Extends Main Fault Silver Mineralization an Additional 50 metres Along Strike at the Haldane Silver Property, Keno District, Yukon

•Intersects 231 g/t silver, 0.24 g/t gold, 0.54% lead and 0.39 % zinc over 14.40 m from 170.60 m to 185.00 m in HLD25-35 including 1.25 m averaging 1,261 g/t silver, 0.74 g/t gold, 0.35% lead and 0.41% zinc

•Results received from two of four remaining holes at the Main Fault target.

•With five holes reported, Main Fault extended to a total of 100 metres on strike and 150 m downdip in drilling and 300 m downdip from surface.

Vancouver, BC, December 10, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) announces that the Company has received results from an additional two holes completed during the 2025 exploration program at its flagship Haldane Silver Property in the historic Keno Hill Silver District, Yukon. Holes HLD25-34 and 35 were drilled to intersect Main Fault mineralization approximately 50 m to the southwest of the discovery section (HLD24-29 and -30, HLD 25- 31 – see news release dated November 17, 2025), successfully extending the Main Fault in this direction. The Main Fault has been intersected in drilling over 100 metres in strike dimension and approximately 150 metres downdip (over 300 metres downdip from surface mineralization. Results include 1.25 metres averaging 1,261 g/t silver, 0.74 g/t gold, 0.35% lead and 0.41% zinc starting at 179.5 m, within a larger 14.4 metre intersection of 231 g/t silver, 0.24 g/t gold, 0.54% lead and 0.39% zinc starting at 170.6 m in HLD25-35. To date, five of eight holes (totaling 1,759.5 metres) completed in the 2025 program have now been reported. The road-accessible 8,579 hectare Haldane Property is located 25 km west of Keno City, YT, adjacent to Hecla Mining’s producing Keno Hill Silver Mine property, and hosts numerous occurrences of silver-lead-zinc-bearing quartz siderite veins as seen elsewhere in the district.

“The Main Fault continues to produce significant silver intersections at Haldane.” stated Jason Weber, P.Geo., President and CEO of Silver North. “The results of these holes mirror the initial holes on the 2024 discovery section with grades and widths becoming stronger as we tested downdip, as seen with our exceptional results in our first hole of this program (HLD25-31 – see news release dated November 17, 2025.) I am looking forward to receiving the final set of assays from our 2025 program and embarking on the interrogation of all of our data with our technical team to determine controls and orientations of potential wider and higher grade plunge directions to silver bearing mineralization for an aggressive 2026 drill program at Haldane.”

HLD25-34 returned 13.60 m (from 157.50 m to 171.10 m) averaging 146 g/t silver, 0.15 g/t gold, 2.34 % lead and 1.24 % zinc over the entire structural zone that defines the Main Fault in this location.  The upper two thirds of the intersection is intensely oxidized siderite vein and vein breccia material while the remaining third consists of siderite vein and stockwork mineralization with galena and sphalerite.  The 13.60 m wide intersection includes a higher grade interval from 159.0 m to 168.20 m (9.20 m) of 196 g/t silver, 0.19 g/t gold, 3.22 % lead and 0.76 % zinc that includes a high grade intersection from 165.80 m to 167.00 m (1.20 m) that averages 467 g/t silver, 0.21 g/t gold, 12.07 % lead and 1.34 % zinc.

Hole HLD25-35 drilled on the same section and approximately 50 m downdip from HLD25-34 also intersected the Main Fault from 170.60 m - 198.50 m where the entire structural zone returned 27.90 m averaging 153 g/t silver, 0.18 g/t gold, 0.47 % lead and 0.75 % zinc. In HLD25-35, the Main Fault splits into two splays defined by an upper moderately oxidized siderite vein and vein breccia zone that is 14.40 m wide from 170.60 m to 185.00 m that returned 231 g/t silver, 0.24 g/t gold, 0.54 % lead and 0.39 % zinc including two high grade silver bearing zones including 1.25 m from 179.50 m to 180.75 m that averages 1,261 g/t silver, 0.74 g/t gold, 0.35 % lead and 0.41 % zinc. The low concentration of lead in this intersection suggests the presence of significant silver bearing sulphosalts that were not observable in the partially oxidized material.  The lower splay consists of unoxidized galena and sphalerite bearing siderite vein breccia material that is 6.35 m wide from 189.80 m to 196.15 m and returned 55 g/t silver, 0.08 g/t gold, 0.27 % lead and 0.80 % zinc. A higher grade silver bearing section 0.80 m wide from 191.40 m to 192.20 m averages 642 g/t silver, 0.30 g/t gold, 3.38 % lead and 4.57 % zinc.  The two splays of the Main fault are separated by 4.80 m of weakly mineralized quartzite and graphitic phyllite fault gouge material.

Table 1: 2025 Drilling – Significant Results

Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq1
HLD25-34	157.50	171.10	13.60	146	0.15	2.34	1.24	204
incl	159.00	168.20	9.20	196	0.19	3.22	0.76	260
and incl	165.80	167.00	1.20	467	0.21	12.07	1.34	672

HLD25-35	170.60	198.50	27.90	153	0.18	0.47	0.75	172
incl	170.60	185.00	14.40	231	0.24	0.54	0.39	243
and incl	174.15	175.00	0.85	425	0.15	2.24	0.55	447
and incl	179.50	180.75	1.25	1261	0.74	0.35	0.41	1217
incl	189.80	196.15	6.35	55	0.08	0.27	0.80	73
and incl	191.40	192.20	0.80	642	0.30	3.38	4.57	742

1Silver-equivalent values are calculated assuming typical recoveries based on metallurgical studies conducted on a range of analogous vein deposits and are not necessarily reflective of metallurgy on the property. No metallurgical work has been reported on the property. The recoveries used are 92% silver, 70% gold, 88% lead and 70% zinc. The silver – equivalent formula: using the formula: ((35 * silver (g/t)*0.92 / 31.1035) + (3000 * gold (g/t)*0.70 / 31.1035) + (1.00 * 2204 * lead %*0.88/100) + (1.20 * 2204 * zinc %*0.70/100)) *(31.1035 / 35). Metal price assumptions are US$35/oz silver, US$3,000/oz gold, US$1.00/lb lead and US$1.20/lb zinc. True widths are unknown.

Table 2: 2025 Drilling – Collar Location Data (NAD83, UTM Zone 8)

Hole	Depth (m)	Easting (m)	Northing (m)	Elevation (m)	Azimuth	Dip
HLD25-31	282.9	456776	7082990	1265	104	-86
HLD25-32	189.0	456825	7083060	1281	130	-68
HLD25-33	208.4	456776	7082990	1265	63	-67
HLD25-34	203.0	456757	7082951	1268	105	-54
HLD25-35	207.0	456757	7082951	1268	105	-71
HLD25-36	210.0	456757	7082951	1268	63	-55
HLD25-37	171.0	456729	7082904	1263	104	-62
HLD25-38	220.3	456776	7082990	1265	125	-74

The Company is now waiting for the analytical results from two remaining holes completed in the 2025 program.

Figure 1: Drill Hole Plan Map

SILVER NORTH
F
F'
Cross Section Looking Northwest
1330
1280
1230
1180
1130
1080
1030
Lithology
No Core
Overburden
Phyllite
Vein/Vein Breccia
Diorite
Fault Zone
Quartzite
Phyllitic Quartzite
467 g/t silver, 0.21 g/t gold, 12.07% lead and 1.34% zinc
1.2 m
231 g/t silver, 0.24 g/t gold, 0.54% lead and 0.39% zinc
14.40 m
1,261 g/t silver, 0.74 g/t gold, 0.35% lead and 0.41% zinc
1.20 m
642 g/t silver, 0.30 g/t gold, 3.38% lead and 4.57% zinc
0.80 m
HLD25-34
HLD25-35
Ag_ppm
0
250
Surfaces
Modelled Main Fault Orientation
0m
50m
x: 456703
y: 7082961
x: 456742
y: 7082954
x: 456781
y: 7082947
x: 456821
y: 7082939
x: 456860
y: 7082932
x: 456899
y: 7082925
x: 456939
y: 7082917

Figure 2: Cross Section F-F’

Quality Assurance / Quality Control and Sampling Procedures

All diamond drill core from the 2025 program at the Haldane project was logged, photographed, and sawn in half using a diamond blade core saw. One half of the core was submitted for geochemical analysis, while the other half was retained in secure storage for reference. Sampling intervals were determined based on geological boundaries and typically ranged from 0.3- 1.5 metres. Control samples comprised approximately 20% of all samples submitted, including certified reference standards, analytical blanks, field duplicates, preparation duplicates and analytical duplicates. QA/QC results were reviewed in real time, and all data have been verified as meeting acceptable thresholds for accuracy, precision, and contamination before inclusion in this release.

During the field program, all samples were secured on site and delivered to ALS Minerals in Whitehorse, Yukon. All samples were prepared at ALS Minerals in Whitehorse before being transported to the ALS laboratory (an independent ISO/IEC 17025 certified laboratory) in North Vancouver, British Columbia for analysis.

Samples are dried, weighed, and crushed to at least 70% passing 2mm, and a 250 g split is pulverized to at least 85% passing 75 μm (PREP-31). All samples are analyzed using a four-acid digestion and ICP-MS methods (ME-ICP61 and ME-MS61). Over-limit analyses for silver (>100 ppm), lead (>10,000 ppm), and zinc (>10,000 ppm) are re-assayed using an ore-grade four-acid digestion and ICP-AES (ME-OG62). Samples with over-limit silver assays > 1500 ppm are analyzed by 30-gram fire assay with a gravimetric finish (Ag-GRA21). Gold is assayed by 30-gram fire assay and AAS (Au-AA23).

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release and approved the news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

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